UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-40001

Compute Health Acquisition Corp.

(Exact name of registrant as specified in its charter)

1100 North Market Street

4th Floor

Wilmington, DE 19890

(212) 829-3500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-quarter of one Redeemable Warrant

Class A common stock, par value $0.0001 per share, included as part of the Units

Redeemable Warrants included as part of the Units, each exercisable for one share of Class A common stock for $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

Pursuant to the requirements of the Securities Exchange Act of 1934, Compute Health Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ALLURION TECHNOLOGIES, INC. As successor by merger to Compute Health Acquisition Corp.

Date: August 14, 2023	By:	/s/ Chris Geberth
	Name:	Chris Geberth
	Title:	Chief Financial Officer

*

Effective August 1, 2023, Compute Health Acquisition Corp. merged with and into Allurion Technologies, Inc., which was previously known as Allurion Technologies Holdings, Inc., with Allurion Technologies, Inc. as the surviving entity in the merger.